

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2010 AND 2009

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2010 AND 2009

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 10, 2011

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2010	2009
Assets		
Investments		
Investment in Master Trust	$ 177,576,618	$ 147,283,350
Receivables		
Employer contributions	72,800	55,163
Participant contributions	184,515	131,307
Notes receivable from participants	5,095,939	4,392,417
	5,353,254	4,578,887
Net assets available for benefits	$ 182,929,872	$ 151,862,237

See the notes to the financial statements.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2010
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	26,295,298
Other investment income		2,567,885
Interest on notes receivable from participants		199,806
		29,062,989
Contributions		
Participants		13,814,867
Employer		4,678,633
		18,493,500
Total additions		47,556,489
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		14,339,101
Administrative expenses		292,684
Total deductions		14,631,785
Transfers to other plans, net		(1,857,069)
Net increase		31,067,635
Net assets available for benefits, beginning of year		151,862,237
Net assets available for benefits, end of year	$	182,929,872

See the notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management ("IFM"), a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within five benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation and ten percent (10%) of their after-tax annual compensation as contributions to the Plan. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule, fully vesting after 5 years of service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2010 and 2009, Plan assets of $54,762,198 and $42,940,903, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 8.25%. Loans must be repaid in full at the time of retirement or termination.

The notes receivable from participants are measured at their unpaid principal balances plus accrued unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized in full by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the master trust (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2010 and 2009 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.36% and 2.86% for the years ended December 31, 2010 and 2009, respectively. The average yields based on the interest rate credited to participants were 2.31% and 2.33% for the years ended December 31, 2010 and 2009, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2010 and 2009 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2010 for the Master Trust are presented in Note 9.

The Plan had approximately a six percent (6%) interest in the assets held in the Master Trust at December 31, 2010 and 2009.

At December 31, 2010 and 2009, participant forfeitures of non-vested employer contributions of $197,994 and $164,032, respectively, related to the Plan, were in the Master Trust.

RECLASSIFICATIONS

Certain reclassifications have been made in the prior year financial statements to conform to the current year presentation. In accordance with Accounting Standards Update No. 2010-25, participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and the Master Trust's Statements of Financial Position (see Note 9).

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 10, 2011, the date which the financial statements were available to be issued.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2010	**2009**
Investments at fair value as determined by quoted market price (direct):		
BlackRock S&P 500 Index Fund, 267,552 and 287,704 shares, respectively	$ 11,461,918	$ 10,696,826
Vanguard Primecap Fund, 140,212 and 141,723 shares, respectively	9,572,299	8,738,613
Fidelity Freedom 2020 Fund, 717,921 and 658,862 shares, respectively	9,469,376	7,873,403
Fidelity Retirement Government Money Market, 9,179,036 shares	*	9,179,036
Fidelity Freedom 2015 Fund, 657,190 shares	*	7,656,265
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 5,144,622 and 5,357,857 units, respectively	57,619,767	43,291,481
Investments at contract value:		
Fixed Income Fund, 19,820,720 and 17,704,388 units, respectively	19,820,720	17,704,388

*Asset was not greater than 5% in the respective year.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	8,923,341
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund		16,411,658
Other Separate Accounts		960,299
		17,371,957
Net increase in fair value	$	26,295,298

NOTE 4 – FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 95,523,559	$ -	$ -	$ 95,523,559
Common Stock Fund	57,619,767	-	-	57,619,767
Other Separate Accounts	4,612,572	-	-	4,612,572
Fixed Income Fund	19,820,720	-	-	19,820,720
Total assets at fair value	$ 177,576,618	$ -	$ -	$ 177,576,618

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 83,097,065	$ -	$ -	$ 83,097,065
Common Stock Fund	43,291,481	-	-	43,291,481
Other Separate Accounts	3,190,416	-	-	3,190,416
Fixed Income Fund	17,704,388	-	-	17,704,388
Total assets at fair value	$ 147,283,350	$ -	$ -	$ 147,283,350

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2010 and 2009, the Plan held 5,144,622 units and 5,357,857 units, respectively, of the JCI Common Stock Fund at unit values of $11.20 and $8.08, respectively.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of participants' and employer contributions receivable approximate their carrying values.

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2010 and 2009 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2010 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2010	2009
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 1,361,530,778	$ 1,178,428,516
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	1,179,088,542	901,075,291
Other Separate Accounts	104,724,454	76,344,324
	1,283,812,996	977,419,615
Investments at contract value:		
Fixed Income Fund		
At fair value	456,349,847	446,441,887
Adjustment from fair value to contract value	(11,897,840)	(6,755,982)
At contract value	444,452,007	439,685,905
Notes receivable from participants	69,074,506	68,745,934
Total Assets	$ 3,158,870,287	$ 2,664,279,970

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2010
Additions	
Additions to net assets attributed to:	
Investment gain	
Mutual Funds	$ 142,072,043
Common Stock Fund	339,868,853
Other Separate Accounts	22,904,467
	504,845,363
Contributions	
Participants	135,374,362
Employer	53,628,650
	189,003,012
Other investment income	44,501,132
Interest on notes receivable from participants	3,120,261
Total additions	741,469,768
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	243,807,031
Administrative fees	3,112,441
Total deductions	246,919,472
Net increase prior to transfers from other plans	494,550,296
Transfers from other plans, net	40,021
Net increase	494,590,317
Net assets available for benefits:	
Beginning of the year	2,664,279,970
End of the year	$ 3,158,870,287

NOTE 10 – SUBSEQUENT EVENT

Effective January 1, 2011, the Employee Benefits Policy Committee amended and restated the Plan, including changing the name to Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees.

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #025, EIN: 59-1575859
December 31, 2010

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)		Current Value
*	Fidelity			
	Fixed Income Fund	19,820,720	units	$ 19,820,720
	Retirement Government Money Market Portfolio	8,858,387	shares	8,858,387
	Low-Priced Stock Fund	73,903	shares	2,834,924
	Freedom Income Fund	44,120	shares	504,296
	Freedom 2000	14,324	shares	166,021
	Freedom 2005	81,384	shares	1,012,416
	Freedom 2010	262,050	shares	3,322,788
	Freedom 2015	693,628	shares	8,822,954
	Freedom 2020	717,921	shares	9,469,376
	Freedom 2025	624,226	shares	8,364,625
	Freedom 2030	470,481	shares	6,398,539
	Freedom 2035	264,122	shares	3,639,602
	Freedom 2040	224,359	shares	3,109,614
	Freedom 2045	29,330	shares	409,450
	Freedom 2050	6,995	shares	98,071
	BlackRock			
	Midcap Equity Index	28,675	shares	605,047
	S&P 500 Index	267,552	shares	11,461,918
	EAFE Equity Index	31,965	shares	455,250
	U.S. Debt Index	127,440	shares	2,070,907
	GS Large Cap Value	55,054	shares	654,593
	Vanguard Primecap Fund	140,212	shares	9,572,299
	JP Morgan Mid Cap Value Fund	243,670	shares	5,718,930
	Invesco Small Cap Growth	65,474	shares	1,966,175
	Dodge & Cox International Stock	43,157	shares	1,541,124
	Small Cap Value Fund	81,535	shares	1,179,817
	Mid-Cap Growth Fund	101,441	shares	3,432,755
	Thornburg International Growth	82,908	shares	4,466,253
*	Johnson Controls Common Stock Fund	5,144,622	units	57,619,767
	Investments			177,576,618
*	Participant Loans (1)			5,095,939
	Total investments and participant loans			$ 182,672,557

* Indicates a party-in-interest.

(1) There were 944 outstanding loans to participants at December 31, 2010, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 8.25%.

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By: 

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2011

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
INDEX TO EXHIBITS**

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls IFM Retirement
Savings Plan/Commercial North
America Account Level Employees:

We consent to incorporation by reference in Registration Statement Numbers 333-173326 and 333-117898 on Form S-8 of Johnson Controls, Inc. of our report dated June 10, 2011, relating to the statements of net assets available for benefits of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees.

Coleman & Williams, Ltd
Milwaukee, Wisconsin
June 22, 2011